BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer

Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change

April 27, 2006

Item 3: Press Release

April 27, 2006

Item 4: Summary of Material Change

The Company announces that it has received receipt from applicable Canadian Securities Commissions for its Final Short Form Prospectus dated April 25, 2006 qualifying the distribution of 23,210,000 common shares, 11,605,000 share purchase warrants and 1,392,600 non-transferable agents’ share purchase warrants in connection with the offering of 23,210,000 Special Warrants of the Company announced on March 17, 2006.

Item 5: Full Description of Material Change

The Company announces that it has received receipt from applicable Canadian Securities Commissions for its Final Short Form Prospectus dated April 25, 2006 qualifying the distribution of 23,210,000 common shares, 11,605,000 share purchase warrants and 1,392,600 non-transferable agents’ share purchase warrants in connection with the offering of 23,210,000 Special Warrants of the Company announced on March 17, 2006.

Item 6: Reliance on section 85 (2) of the Act

This report is not confidential.

Item 7: Omitted Information

No information has been omitted in this regard.

Item 8: Senior Officers

Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer,
Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 27th day of April 2006.

/s/	“Purni Parikh”
Name:	Purni Parikh
Title:	Corporate Secretary